FOR IMMEDIATE RELEASE	WEDNESDAY, DECEMBER 13, 2006

Shell Canada provides update for in situ expansion
plans and operations

Calgary, Alberta - Shell Canada Limited provides the following update on its in situ oil sands developments.

Peace River Expansion Plans

Today Shell Canada achieved a significant milestone in its in situ growth plan with the filing of a regulatory application for a 100,000 barrel-per-day Peace River development.

The company has operated facilities in the area since 1979, and acquired additional land and production through its acquisition of BlackRock Ventures in 2006. Shell Canada currently uses a combination of cold (primary) and thermal (horizontal cyclic steam) recovery methods to produce bitumen from its leases.

“Today’s filing is an important step in our longer-term goal of developing in situ production of 150,000 barrels per day,” said Brian Straub, Senior Vice President Oil Sands, Shell Canada Limited. “We plan to take a phased approach to growth that allows us to take advantage of cold production’s cost benefits in the shorter term, following with thermal recovery to maximize recovery efficiency. This combination of recovery techniques will ensure optimal development of this huge resource base.”

Copies of Shell Canada’s regulatory application will be available for viewing at public locations in Peace River, Grimshaw and Northern Sunrise County or by visiting Shell Canada’s web site at www.shell.ca/peaceriver.

In Situ Operations

Repairs to the Seal battery, located in the Peace River area, are now complete following a June 30 fire. Costs of repair were fully covered by insurance and the facility is ready for full production.

Following a successful drilling program and integration of BlackRock volumes, Shell Canada achieved rates in excess of 25,000 barrels of bitumen per day from its in situ operations during the month of November and now has the capacity for 30,000 barrels a day. However, production from Peace River has been reduced due to apportionment on the Rainbow Pipeline, which transports bitumen to market. Apportionment is expected to continue for several months.

Media Inquiries: Janet Annesley Manager, Public Affairs - Oil Sands (403) 691-2023	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future operations. These forward-looking statements include references to anticipated growth and growth strategy, plans for phased development, the use of certain recovery techniques, production capacity, future production of resources and reserves, the apportionment of pipeline capacity, operational reliability and the receipt of regulatory approvals. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, pipeline capacity, fluctuations in oil and gas prices, industry operating conditions, operating costs, project startup, schedules and execution, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, the continued viability of recovery methods and their effects, stakeholder engagement, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.